April 28, 2022

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 83 to the Registration Statement of Russell Investment Funds (filed on February 8, 2022)

Dear Ms. Lithotomos:

This letter responds to comments you provided to me in a telephonic discussion on April 28, 2022 regarding Post-Effective Amendment No. 83 to the Russell Investment Funds (“RIF” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on February 8, 2022. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:	For the Russell Investment Company (“RIC”) (Registration No. 002-71299) Sustainable Equity Fund, an underlying fund of certain of the Registrant’s Funds, please include an 80% policy to invest in ESG-related investments in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also disclose the criteria used to meet such 80% policy, including additional specificity with respect to ESG factors.

	Response:	As noted in Registrant’s response dated April 26, 2022 and RIC’s comment response letters to the Staff dated February 23, 2022 and February 28, 2022, RIC, a registered entity that is separate from the Registrant, pursues a sustainable investment strategy with respect to the RIC Sustainable Equity Fund (the “RIC Fund ”), rather than considering sustainable to be a type of investment, and therefore respectfully declines to add an 80% policy related to sustainable investments. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in the RIC Fund’s name refers to the RIC Fund’s sustainable investment strategy, pursuant to which it takes into account environmental, social and governance considerations and, in particular, seeks to tilt the portfolio toward companies that are expected to contribute to, and benefit from, a transition to a low carbon emission producing economy and away from companies with the greatest exposure to potential negative impacts of such a transition. Because the RIC Fund pursues a sustainable investment strategy, the Registrant does not believe that the RIC Fund’s name is misleading. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” If the SEC amends Rule 35d-1 to specifically include “sustainable” as a term subject to the Names Rule, the Registrant expects that RIC will respond accordingly.

Sincerely,

/s/ Jennifer O’Brien

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze

Andrea Hood